Exhibit 4.3

Description of Capital Stock

The following description of our capital stock is not complete and is subject to and qualified in its entirety by our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are included as Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10‑K to which this description is Exhibit 4.3 and by the provisions of applicable Delaware law.

Authorized and Outstanding Shares

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of May 22, 2019, there were 28,356,159 shares of our common stock outstanding, which were held by 2 stockholders of record and no shares of preferred stock outstanding.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Second Amended and Restated Certificate of Incorporation does not provide for cumulative voting rights, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

Holders of shares of our common stock are entitled to receive pro rata dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any series of preferred stock that we may designate in the future.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the holders of shares of our common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our Second Amended and Restated Certificate of Incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock in one or more series (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by our stockholders.

Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;
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the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares of that series then outstanding;

•	the voting rights, if any, of the holders of the series;
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

the dates at which dividends, if any, will be payable;

•	the rights of priority and amounts payable, if any, on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms of any purchase, retirement or sinking fund, if any, provided for shares of the series;
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the terms, if any, upon which the shares of the series will be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether issued by our company or by any other entity;

•	restrictions, if any, upon issuance of indebtedness of our company so long as any shares of the series are outstanding; and
•	restrictions, if any, on the issuance of shares of the same series or of any other class or series.

The issuance of preferred stock may adversely affect the rights of holders of our common stock by, among other things:

•	restricting dividends on the common stock;
•	diluting the voting power of the common stock;
•	impairing the liquidation rights of the common stock; or
•	discouraging, delaying or preventing a change in control of our company without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no present plans to issue any shares of preferred stock.

Authorized but unissued capital stock

The Delaware General Corporation Law (“DGCL”) does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which will apply so long as the common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Anti-takeover effects of our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and provisions of Delaware law

Undesignated preferred stock

As discussed above, the ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. Such provisions may also impede or discourage transactions that some, or a majority, of our stockholders might believe to be in their best interests, or in which our stockholders might receive a premium for their shares of common stock over the market price for such shares.

Requirements for advance notification of stockholder meetings, nominations and proposals; board vacancies

Our Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendments to our Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The DGCL provides that, unless a corporation’s certificate of incorporation provides otherwise, the affirmative vote of holders of shares constituting a majority of the votes of all shares entitled to vote may approve amendments to the certificate of incorporation. Our Second Amended and Restated Certificate of Incorporation does not provide for any different approval requirement.

Our Second Amended and Restated Certificate of Incorporation authorizes our board of directors to adopt, amend, add to, modify or repeal our Amended and Restated Bylaws without stockholder approval.

Limitations on stockholder action by written consent

Our Amended and Restated Bylaws prohibit the taking of any action of our stockholders by written consent without a meeting, unless that action is taken with regard to a matter that has been approved by our board of directors or requires the approval only of certain classes or series of our stock. This may lengthen the amount of time required to take stockholder action.

Exclusive venue

Our Second Amended and Restated Certificate of Incorporation requires, to the fullest extent permitted by law, that (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws and (4) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought in the Court of Chancery of the State of Delaware unless we consent in writing to an alternative forum. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Stockholder meetings

Our Second Amended and Restated Certificate of Incorporation provides that special meetings of the stockholders may be called only by or at the direction of our board of directors. Our Amended and Restated Bylaws allows the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

No cumulative voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Second Amended and Restated Certificate of Incorporation provides otherwise. Our Second Amended and Restated Certificate of Incorporation does not provide for cumulative voting. The absence of cumulative voting makes it more difficult for a minority stockholder to elect a director to our board.

Delaware anti-takeover statute

We have not opted out of, and therefore are subject to, Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66‑2/3% of the outstanding voting stock which is not owned by the interested stockholder.

These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors. Generally, a business combination includes a merger, an asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect that Section 203 would have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. In such event, we would also anticipate that Section 203 could defer, delay or discourage offers or takeover attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the supermajority stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Corporate opportunity

Our Second Amended and Restated Certificate of Incorporation contains language exempting Freeman Spogli & Co. and its affiliates from certain duties relating to corporate opportunities and other fiduciary duties.  Freeman Spogli & Co. was previously our majority stockholder. Currently, neither Freeman Spogli & Co. nor any of its affiliates own any shares of our capital stock.

Indemnification

We have agreed to indemnify each of our stockholders who have registration rights against certain liabilities in connection with a demand or piggyback registration of shares of our common stock, including under the Securities Act.

Market listing

Our common stock trades on the NYSE under the symbol “BOOT.”

Transfer agent and registrar

The transfer agent and registrar for our common stock is ComputerShare Trust Company, N.A.

Registration Rights

In addition to rights of sale under Rule 144, several of our existing stockholders have registration rights which enable them to include their shares in certain registration statements we may file to allow for the resale of their shares to the public. If any registration rights are exercised, we will generally be responsible for all registration and offering expenses other than underwriter fees, discounts and commissions.